April 8, 2024

Rebekah Reed

Lilyanna Peyser

United States

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C.  20549

Re:BestGofer Inc.

Registration Statement on Form S-1

File No. 333-276813

Request for Accelerated Effectiveness of Registration

Ms. Reed and Peyser:

BestGofer, Inc., hereby requests that its registration statement on Form S-1, File No. 333-276813, be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on April 11, 2024, at 6 a.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mohammad Hasan Hamed

Mohammad Hasan Hamed

President/CEO/CFO and Principal Accounting Officer

BestGofer Inc.